Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

February 3, 2010

Media Release

Australian Solomons Gold Delisted from TSX;
Compulsory Acquisition Process Ongoing

Allied Gold Limited (“Allied Gold” or the “Company”) (TSX:ALG; ASX:ALD; AIM:AGLD) wishes to announce that Australian Solomons Gold Limited (“ASG”) was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 following the Company’s successful take-over bid for ASG.

As previously announced, Allied Gold has taken up 125,788,776 shares of ASG under its offer, which expired on December 14, 2009, representing 96.9% of the outstanding shares of ASG. Allied Gold is in the process of acquiring all of the shares of ASG that were not tendered to the offer through the statutory compulsory provisions of the Australian Corporations Act. In addition, Allied Gold intends to apply to applicable Canadian securities regulatory authorities to cause ASG to cease being a reporting issuer.

Allied Gold expects that the compulsory acquisition process for the remaining ASG shares will be completed on or about February 26, 2010. Holders of any of these shares may continue to tender their shares by following the instructions in section 5 of Allied Gold’s offer for the ASG shares included in the Company’s bidder’s statement / offer and circular in respect of the offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

None of the ASX, TSX or London Stock Exchange plc has reviewed, and do not accept responsibility for, the adequacy or accuracy of this release.

For further information, please contact:

Allied Gold Limited
Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au